ESPORTS ENTERTAINMENT GROUP, inc.

170 PATER HOUSE, PSAILA STREET

BIRKIRKARA, MALTA, BKR 9077

October 30, 2019

Dana Brown

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Esports Entertainment Group, Inc.
Registration Statement on Form S-1 Filed January 3, 2015

Dear Mr. Brown:

By letter dated May 29, 2019, the staff (the “Staff,” “you” or “your”) of the U.S. Securities & Exchange Commission (the “Commission”) provided Esports Entertainment Group, Inc. (the “Company,” “we,” “us” or “our”) with its comments to the Company’s Registration Statement on Form S-1 filed on January 3, 2015. We are in receipt of your letter and set forth below are the Company’s responses to the Staff’s comments. For your convenience, the comments are listed below, followed by the Company’s responses.

Form S-1 filed May 2, 2019

Cover Page

1.	Please revise the disclosure that you “are offering up to _______units” in light of this being a firm commitment offering.

Response: We have revised our disclosure accordingly.

Summary, page 1

2.	We note your statement that “At the current time, under our existing Curacao license, we are able to accept wagers from residents of over 149 jurisdictions including Canada, Japan, Germany and South Africa.” Please disclose in the summary section that bets may not be placed on your website by residents of the United States. In addition, we note the disclosure on page 49 that bets may not be placed by residents of the European Union member countries. Please clarify whether German residents may place bets on your website.

Response: Regarding residents of the United States currently we do not allow United States residents (identified via their Internet Protocol (“IP”) address) to sign up and place bets on the website via our betting platform. If United States residents circumvent the IP identifier when they use a payment method, there is a second checkpoint that the payment method is not linked to any United States source. This second checkpoint takes place at the payment service provider portion of the process. If somehow the first two checkpoints are circumvented by the customer, when a customer makes a withdrawal, his/her payment method for receipt of funds has to match a proof of residency, utility bill or driver’s license. If any of these proofs of residency are United States based, all transactions are voided, the account is closed and funds are confiscated. We have also updated our disclosure on page 49 to exclude Germany from those countries not able to participate.

3.	Please revise the sentence beginning with “According to Statista…” to state, if true, that the amount wagered on sports betting in 2015 was $315 million rather than $3.15 million.

Response: This sentence has been revised to state the amount wagered on sports betting in 2015 was $315 million rather than $3.15 million.

Business, page 46

4.	In your Growth Strategy section please revise to further explain the difference between Online Esports Tournament Play and Live Esports Tournament Play.

Response: We have revised our disclosure to further explain the difference between Online Esports Tournament Play and Live Esports Tournament Play.

5.	We note your discussion of the U.S. Supreme Court striking down the Professional and Amateur Sports Protection Act, a 1992 law that barred state-authorized sports gambling with some exceptions. If material, please discuss the applicability of the Unlawful Internet Gambling Enforcement Act of 2006 to your business.

Response: We have revised our disclosure accordingly.

Underwriting, page 68

6.	Please revise the statement on page 68 that “[i]f all of the units offered by [you] are not sold at the public offering price, the underwriters may change the offering price and other selling terms by means of a supplement to this prospectus” to clarify that, if required, you will file a post-effective amendment.

Response: We have revised the Underwriting section accordingly.

Exhibits

7.	Please file your 2014 and 2017 consulting agreements as exhibits or tell us why this is not required pursuant to Item 601(b)(10) of Regulation S-K. Additionally tell us why you are not required to file your agreements with Money Matrix, Partner Matrix, and SportsRadar.

Response: We have filed the Swissbet Software Delivery Agreement dated June 12, 2014 (8.7 in Data room) and the Amendment to such agreement (financial statements say August 1, 2017 ((2.16 2) amendment to software in data room amendment says December 13, 2017 might just be a papered versus taken effect thing). We are not required to file our agreements with Money Matrix, Partner Matrix, and SportsRadar as they occur in the ordinary course of business. We enter into these types of contracts these on a consistent basis with various parties.

General

8.	Please revise to provide all disclosure that may not be omitted pursuant to Rule 430A. For example, but without limitation, we note that you have not disclosed the number of units you are offering, the number of units or warrants to cover over allotments, and exercise price information for the warrants. Additionally please provide disclosure in the Use of Proceeds, Capitalization, and Dilution sections using an estimated offering price.

Response: We have revised our disclosure accordingly.

Thank you for your assistance in reviewing this filing.

Very Truly Yours,

Grant Johnson

Chief Executive Officer

Esports Entertainment Group, Inc.

170 Pater House, Psaila Street

Birkirkara, Malta, BKR 9077

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